EXHIBIT 12.1

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	6 months Ended	Year Ended
	April 3, 2004	September 27, 2003	September 28, 2002	September 29, 2001	September 30, 2000	October 2, 1999
		(in thousands, except for ratio data)
EARNINGS:
Income before income taxes	$65,152	$63,235	$1,910	$61,861	$62,786	$90,904
Add: Total fixed charges	34,411	51,135	49,801	48,406	29,168	26,706
Less: Interest Capitalized	822	1,535	6,014	7,153	3,313	2,032

Total Earnings	$98,741	$112,835	$45,697	$103,114	$88,641	$115,578

FIXED CHARGES:
Interest	$27,945	$41,835	$40,444	$38,852	$21,712	$20,889
Portion of rental expense representative of the interest factor (1/3)	6,466	9,300	9,357	9,554	7,456	5,817

Total fixed charges	$34,411	$51,135	$49,801	$48,406	$29.168	$26,706

Ratio of earnings to fixed charges	2.87	2.21	N/A	2.13	3.04	4.33